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                              November 21, 2022

       Kate Kelly
       Deputy General Counsel and Corporate Secretary
       Meta Platforms, Inc.
       1601 Willow Road
       Menlo Park, California 94025

                                                        Re: Meta Platforms,
Inc.
                                                            Form 10-Q for the
Quarterly Period Ended September 30, 2022
                                                            Filed October 26,
2022
                                                            File No. 001-35551

       Dear Kate Kelly:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Quarterly Period Ended September 30, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Executive Overview of Third Quarter Results
       Developments in Advertising, page 33

   1. We note your disclosure on page 45 stating that the reduction in advertising demand was
                                                        "primarily driven by
reduced marketer spending as a result of a more challenging
                                                        macroeconomic
environment, as well as, to a lesser extent, the other factors discussed" in this section. Please
explain the basis for your statement that a more challenging macroeconomic
environment is the primary driving factor behind reduced demand for your advertising
services. Disclose the basis for your belief that the other factors have had a lesser impact and
explain why, if true, you cannot assess their impact on your ad revenue. Please ensure
that responsive disclosure appears where relevant throughout your filing. Additionally,
identify the steps you are taking to replace lost advertising revenue.
                                                        In this regard, we note
that in your earnings call for the third quarter of 2022, your
 Kate Kelly
Meta Platforms, Inc.
November 21, 2022
Page 2
      management discussed an AI discovery engine that is powering Reels and integration with messaging, as well as click-to-messaging ads.
Investment Philosophy, page 34

2. Please quantify how your investments in your Reality Labs segment are allocated between long-term technological developments aimed at developing the "metaverse," such as neural interfaces, and short-term projects developing specific products for sale and platforms, such as Meta Quest and Horizon Worlds.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Joshua Shainess,
Legal Branch Chief, at (202) 551-7951 with any questions.



                                                          Sincerely,
FirstName LastNameKate Kelly
                                                          Division of
Corporation Finance
Comapany NameMeta Platforms, Inc.
                                                          Office of Technology
November 21, 2022 Page 2
cc:       Michael Kaplan, Esq.
FirstName LastName